EXHIBIT 99.1

China Lodging Group, Limited Reports Second Quarter of 2014 Results

  As of June 30, 2014, the Company had a total of 1,669 hotels or 179,186 hotel rooms in operation and 505 leased and manachised hotels in the pipeline.
  Net revenues increased 20.5% year-over-year for the second quarter, slightly exceeding the high end of the guidance.
  Adjusted EBITDA from operating hotels (non-GAAP)1 increased 18.0% to RMB361.3 million (US$58.2 million)2 for the second quarter.
  Net income attributable to China Lodging Group, Limited was RMB124.2 million (US$20.0 million) for the second quarter. Excluding share-based compensation expenses, adjusted net income attributable to the Company (non-GAAP) was RMB131.2 million (US$21.1 million) for the second quarter of 2014.
  Basic earnings per ADS3 were RMB2.00 (US$0.32) for the second quarter of 2014 and diluted earnings per ADS were RMB1.97 (US$0.32). Excluding share-based compensation expenses, adjusted basic earnings per ADS were RMB2.11 (US$0.34) and adjusted diluted earnings per ADS (non-GAAP) were RMB2.08 (US$0.34) for the second quarter of 2014.
  The Company provided guidance for Q3 2014 net revenues growth of 20% to 22%.

SHANGHAI, China, Aug. 11, 2014 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Operational Highlights of Second Quarter 2014

  During the second quarter of 2014, the Company opened 15 leased ("leased-and-operated") hotels and 125 net manachised ("franchised-and-managed") hotels. As of June 30, 2014, the Company had 590 leased hotels, 1,069 manachised hotels, and 10 franchised Starway hotels in operation in 270 cities. The leased and manachised hotel rooms in operation increased by 15% and 55%, respectively, from a year ago.

  As of June 30, 2014, the Company had 45 leased hotels and 460 manachised hotels contracted or under construction.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding franchised Starway hotels), was RMB180 in the second quarter of 2014, compared with RMB182 in the second quarter of 2013 and RMB171 in the previous quarter. The year-over-year decrease of 1% was mainly attributable to the city mix shifting toward lower-tier cities. The sequential increase mainly resulted from seasonality.

  The occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 91.2% in the second quarter of 2014, compared with 91.3% in the second quarter of 2013 and 85.5% in the previous quarter. The sequential increase resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding franchised Starway hotels), was RMB164 in the second quarter of 2014, compared with RMB167 in the second quarter of 2013 and RMB146 in the previous quarter. The year-over-year decrease was a result of lower ADR. The sequential increase resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months (excluding franchised Starway hotels), the same-hotel RevPAR was RMB176 for the second quarter of 2014, compared with RMB177 for the second quarter of 2013, with both flattish ADR and occupancy rate. The midscale hotels registered an 11% same-hotel RevPAR improvement, thanks to the upgrade consumption trend and successful brand positioning.

  As of June 30, 2014, the Company's loyalty program had more than 20 million members, who contributed close to 90% of room nights sold during the second quarter of 2014. In the second quarter of 2014, more than 90% of room nights were sold through the Company's own channels.

Second Quarter of 2014 Financial Results

(RMB in thousands)	Q2 2013	Q1 2014	Q2 2014
Revenues:
Leased hotels	963,305	959,056	1,145,597
Manachised and franchised hotels	133,768	138,752	177,409
Total revenues	1,097,073	1,097,808	1,323,006
Less: business tax and related surcharges	(62,263)	(63,789)	(76,035)
Net revenues	1,034,810	1,034,019	1,246,971

Total revenues for the second quarter of 2014 were RMB1,323.0 million (US$213.3 million), representing a 20.6% year-over-year increase and a 20.5% sequential increase. The year-over-year increase was primarily due to our hotel network growth and the sequential increase was due to seasonality.

Total revenues from leased hotels for the second quarter of 2014 were RMB1,145.6 million (US$184.7 million), representing an 18.9% year-over-year increase and a 19.5% sequential increase.

Total revenues from manachised and franchised hotels for the second quarter of 2014 were RMB177.4 million (US$28.6 million), representing a 32.6% year-over-year increase and a 27.9% sequential increase.

Net revenues for the second quarter of 2014 were RMB1,247.0 million (US$201.0 million), representing a 20.5% year-over-year increase and a 20.6% sequential increase.

(RMB in thousands)	Q2 2013	Q1 2014	Q2 2014
Operating costs and expenses:
Hotel operating costs	746,557	916,982	928,860
Selling and marketing expenses	31,947	31,394	37,252
General and administrative expenses	71,750	61,344	78,280
Pre-opening expenses	55,881	48,023	50,072
Total operating costs and expenses	906,135	1,057,743	1,094,464

Hotel operating costs for the second quarter of 2014 were RMB928.9 million (US$149.7 million), compared to RMB746.6 million (US$121.6 million) in the second quarter of 2013 and RMB917.0 million (US$147.5 million) in the previous quarter, representing a 24.4% year-over-year increase and a 1.3% sequential increase. The Company's hotel network expansion, especially the increased number of midscale leased hotels which incur a significant amount of rental and depreciation costs, was the main driver for the increase in hotel operating costs. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the second quarter of 2014 were RMB927.6 million (US$149.5 million), representing 74.4% of net revenues, compared to 72.0% for the second quarter in 2013 and 88.6% for the previous quarter. The year-over-year increase in the percentage was mainly attributed to a higher portion of midscale leased hotels that are still in the ramping-up stage. The Company added 23 net new leased JI hotels in the past four quarters. The sequential decrease in the percentage was mainly due to seasonality.

Selling and marketing expenses for the second quarter of 2014 were RMB37.3 million (US$6.0 million), compared to RMB31.9 million (US$5.2 million) in the second quarter of 2013 and RMB31.4 million (US$5.1 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2014 were RMB37.1 million (US$6.0 million), or 3.0% of net revenues, compared to 3.1% for the second quarter of 2013 and 3.0% for the previous quarter.

General and administrative expenses for the second quarter of 2014 were RMB78.3 million (US$12.6 million), compared to RMB71.8 million (US$11.7 million) in the second quarter of 2013 and RMB61.3 million (US$9.9 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2014 were RMB72.8 million (US$11.7 million), representing 5.9% of net revenues, compared with 6.3% of net revenues in the second quarter of 2013 and 5.4% in the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the benefit from economies of scale.

Pre-opening expenses for the second quarter of 2014 were RMB50.1 million (US$8.1 million), representing a 10.4% year-over-year decrease and a 4.3% sequential increase. The pre-opening expenses for the second quarter of 2014 accounted for 4.0% of net revenues, compared with 5.4% in the second quarter of 2013 and 4.6% in the previous quarter.

Income from operations for the second quarter of 2014 was RMB158.3 million (US$25.5 million), compared to income from operations of RMB129.2 million (US$21.1 million) in the second quarter of 2013 and loss from operations of RMB19.8 million (US$3.2 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the second quarter of 2014 was RMB165.2 million (US$26.6 million), compared to adjusted income from operation (non-GAAP) of RMB136.9 million (US$22.3 million) for the second quarter of 2013.The adjusted operating margin for the second quarter of 2014 was 13.2%, same as that in the second quarter of 2013.

Net income attributable to China Lodging Group, Limited for the second quarter of 2014 was RMB124.2 million (US$20.0 million), compared to net income attributable to China Lodging Group, Limited of RMB96.3 million (US$15.7 million) in the second quarter of 2013 and net loss attributable to China Lodging Group, Limited of RMB13.3 million (US$2.1 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the second quarter of 2014 was RMB131.2 million (US$21.1 million), compared to adjusted net income attributable to China Lodging Group, Limited (non-GAAP) of RMB104.0 million (US$16.9 million) in the second quarter of 2013 and adjusted net loss attributable to China Lodging Group, Limited (non-GAAP) of RMB6.4 million (US$1.0 million) in the previous quarter.

Basic and diluted earnings per share/ADS. For the second quarter of 2014, basic earnings per share were RMB0.50 (US$0.08) and diluted earnings per share were RMB0.49 (US$0.08); basic earnings per ADS were RMB2.00 (US$0.32) and diluted earnings per ADS were RMB1.97 (US$0.32). For the second quarter of 2014, excluding share-based compensation expenses, adjusted basic earnings per share were RMB0.53 (US$0.09) and adjusted diluted earnings per share (non-GAAP) were RMB0.52 (US$0.08); adjusted basic earnings per ADS (non-GAAP) were RMB2.11 (US$0.34) and adjusted diluted earnings per ADS (non-GAAP) were RMB2.08 (US$0.34).

EBITDA (non-GAAP) for the second quarter of 2014 was RMB304.3 million (US$49.1 million), compared with RMB242.7 million (US$39.5 million) in the second quarter of 2013 and RMB111.7 million (US$18.0 million) in the previous quarter. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the second quarter of 2014 was RMB361.3 million (US$58.2 million), compared with RMB306.2 million (US$49.9 million) for the second quarter of 2013 and RMB166.7 million (US$26.8 million) for the previous quarter. The year-over-year increase was mainly due to the expansion of our hotel network. The sequential increase was mainly due to seasonality.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB318.1 million (US$51.3million) for the second quarter of 2014, compared with RMB288.3 million (US$47.0 million) in the second quarter of 2013 and RMB117.0 million (US$18.8 million) in the previous quarter. For leased hotels in operation for at least six months, the hotel income (non-GAAP) was RMB212.7 million (US$34.3 million) during the second quarter of 2014, or 21% of net revenues derived from those hotels. Leased hotels in operation for less than six months accounted for 7% of leased room nights available for sale in the second quarter of 2014. Those hotels derived a hotel loss (non-GAAP) of RMB21.4 million (US$3.4 million), or 36% of net revenues derived from those hotels this quarter, mainly due to anticipated lower revenue achievement of those hotels during their ramp-up stage. For manachised and franchised hotels, the hotel income (non-GAAP) was RMB126.8 million (US$20.4million), or 76% of net revenue derived from those hotels.

Cash flow. Net operating cash flow for the second quarter of 2014 was RMB427.3 million (US$68.9 million). Cash spent on the purchase of property and equipment, intangible assets and long-term investments and acquisitions, which are part of investing cash flow, was RMB289.2 million (US$46.6 million). In June 2014, the Company completed the investment of RMB100.0 million in China Quanjude (Group) Co., Ltd.

Cash and cash equivalents and Restricted cash. As of June 30, 2014, the Company had a total balance of cash and cash equivalents, restricted cash of RMB683.0 million (US$110.1 million).

Loans and other debt financing

As of June 30, 2014, the Company had a short-term loan balance of RMB300.0 million. As of June 30, 2014, the total credit facility available to the Company was RMB898.3 million.

Business Outlook and Guidance for Third Quarter of 2014

"Thanks to the strong growth in China travel market and our proven results, we have continued to see a robustly growing pipeline, with another record high of 505 hotels as end of second quarter this year. Our midscale hotels saw a remarkable progress with 137 hotels in operation and 83 hotels in the pipeline. The same-hotel RevPAR for midscale hotels registered low teen year-over-year increase in the first half. We remain confident in the growth of China economy hotel market as only 20% of the market has been consolidated so far. Our economy hotel brands, HanTing Hotel and Hi Inn, both are well on track to expand across the country. In addition, we recently launched Elan Hotel, which is a new non-standardized economy hotel brand. We expect to further capture the opportunity for consolidation in the economy hotel market with the brand portfolio in the coming years," commented Mr. Qi Ji, founder, Executive Chairman and Chief Executive Officer of China Lodging Group.

The Company expects net revenues for the third quarter of 2014 to grow 20% to 22% growth year-over-year.

The above forecast reflects the Company's current and preliminary view, which is subject to change.

Conference Call

China Lodging Group's management will host a conference call at 9 p.m. EDT, Monday, August 11, 2014 (or 9 a.m. on Tuesday, August 12, 2014 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 7103 4558. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through August 18, 2014. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 7103 4558.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses and share-based compensation expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1Defined as EBITDA before pre-opening expenses and share-based compensation expenses.

2The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.2036 on June 30, 2014 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

3Each ADS represents four of the Company's ordinary shares.

---Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2013	June 30, 2014
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	397,435	682,272	109,980
Restricted cash	3,317	755	122
Short-term investments	--	2,871	462
Accounts receivable, net	74,646	91,893	14,813
Amounts due from related parties	658	14,861	2,395
Prepaid rent	363,581	384,347	61,956
Inventories	34,013	29,386	4,737
Other current assets	116,979	137,233	22,122
Deferred tax assets	51,759	51,759	8,343
Total current assets	1,042,388	1,395,377	224,930

Property and equipment, net	3,634,039	3,788,550	610,702
Intangible assets, net	101,845	103,116	16,622
Long-term investments	90,517	194,433	31,342
Goodwill	64,842	64,842	10,452
Other assets	184,013	193,670	31,219
Deferred tax assets	67,408	67,408	10,866
Total assets	5,185,052	5,807,396	936,133

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	--	300,000	48,359
Accounts payable	677,305	604,051	97,370
Amounts due to a related party	5,593	6,444	1,039
Salary and welfare payable	147,238	131,027	21,121
Deferred revenue	297,284	399,564	64,409
Accrued expenses and other current liabilities	249,185	272,854	43,984
Income tax payable	26,053	25,163	4,056
Deferred tax liabilities	151	151	24
Total current liabilities	1,402,809	1,739,254	280,362

Deferred rent	653,831	740,152	119,310
Deferred revenue	118,818	134,600	21,697
Amounts due to a related party	8,167	6,125	987
Other long-term liabilities	147,565	174,017	28,051
Deferred tax liabilities	26,071	26,071	4,203
Total liabilities	2,357,261	2,820,219	454,610

Equity:
Ordinary shares	182	182	29
Additional paid-in capital	2,315,083	2,340,315	377,251
Retained earnings	539,872	650,782	104,904
Accumulated other comprehensive loss	(39,384)	(11,652)	(1,878)
Total China Lodging Group, Limited shareholders' equity	2,815,753	2,979,627	480,306
Noncontrolling interest	12,038	7,550	1,217
Total equity	2,827,791	2,987,177	481,523
Total liabilities and equity	5,185,052	5,807,396	936,133

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	963,305	959,056	1,145,597	184,666
Manchised and franchised hotels	133,768	138,752	177,409	28,598
Total revenues	1,097,073	1,097,808	1,323,006	213,264
Less: business tax and related surcharges	(62,263)	(63,789)	(76,035)	(12,256)
Net revenues	1,034,810	1,034,019	1,246,971	201,008

Operating costs and expenses:
Hotel operating costs:
Rents	(300,813)	(365,999)	(380,711)	(61,369)
Utilities	(51,776)	(100,794)	(60,627)	(9,773)
Personnel costs	(153,119)	(182,379)	(189,653)	(30,571)
Depreciation and amortization	(109,275)	(129,474)	(134,206)	(21,634)
Consumables, food and beverage	(95,832)	(99,070)	(114,399)	(18,441)
Others	(35,742)	(39,266)	(49,264)	(7,941)
Total hotel operating costs	(746,557)	(916,982)	(928,860)	(149,729)
Selling and marketing expenses	(31,947)	(31,394)	(37,252)	(6,005)
General and administrative expenses	(71,750)	(61,344)	(78,280)	(12,619)
Pre-opening expenses	(55,881)	(48,023)	(50,072)	(8,071)
Total operating costs and expenses	(906,135)	(1,057,743)	(1,094,464)	(176,424)
Other operating income	517	3,879	5,743	925
Income (loss) from operations	129,192	(19,845)	158,250	25,509
Interest income	1,014	4,653	4,838	780
Interest expense	(206)	(408)	(320)	(51)
Other income (expense)	1,143	(63)	5,545	894
Foreign exchange gain (loss)	105	(242)	37	6
Income (loss) before income taxes	131,248	(15,905)	168,350	27,138
Income tax benefit (expense)	(35,385)	2,791	(47,628)	(7,678)
Net income (loss)	95,863	(13,114)	120,722	19,460
Less: net income (loss) attributable to noncontrolling interests	468	(220)	3,522	568
Net income (loss) attributable to China Lodging Group, Limited	96,331	(13,334)	124,244	20,028
Other comprehensive income (loss)
Unrealized securities holding gains , net of tax	--	--	27,082	4,366
Foreign currency translation adjustments, net of tax	(561)	602	48	8
Comprehensive income (loss)	95,302	(12,512)	147,852	23,834
Comprehensive income (loss) attributable to the noncontrolling interest	468	(220)	3,522	568
Comprehensive income (loss) attributable to China Lodging Group, Limited	95,770	(12,732)	151,374	24,402

Earnings (loss) per share:
Basic	0.39	(0.05)	0.50	0.08
Diluted	0.39	(0.05)	0.49	0.08

Earnings (loss) per ADS:
Basic	1.57	(0.22)	2.00	0.32
Diluted	1.55	(0.22)	1.97	0.32

Weighted average number of shares used in computation:
Basic	244,806	247,955	248,339	248,339
Diluted	248,661	247,955	252,082	252,082

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income (loss)	95,863	(13,114)	120,722	19,460
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	7,665	6,932	6,915	1,115
Depreciation and amortization	111,751	132,085	136,972	22,079
Bad debt expenses	1,620	128	867	140
Deferred rent	42,179	42,677	46,216	7,450
Gain from disposal of property and equipment	--	(1,511)	--	--
Impairment loss	--	--	2,703	436
Investment loss (income)	34	428	(6,895)	(1,111)
Excess tax benefit from share-based compensation	(486)	(5,319)	(206)	(33)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(5,366)	(15,849)	(1,986)	(320)
Prepaid rent	(954)	(9,001)	(11,765)	(1,896)
Inventories	(1,929)	3,043	1,584	255
Amounts due from related parties	--	(3,140)	3,397	548
Other current assets	(18,240)	3,714	(30,490)	(4,915)
Other assets	(7,684)	(2,606)	(7,052)	(1,137)
Accounts payable	(3,226)	990	1,739	280
Amounts due to a related party	2,370	535	316	51
Salary and welfare payables	27,020	(44,312)	28,101	4,530
Deferred revenue	14,651	39,737	78,325	12,626
Accrued expenses and other current liabilities	17,729	7,281	14,934	2,405
Income tax payable and receivable	7,463	(25,043)	28,845	4,650
Other long-term liabilities	12,509	12,547	14,052	2,265
Net cash provided by operating activities	302,969	130,202	427,294	68,878

Investing activities:
Purchases of property and equipment	(173,859)	(333,008)	(153,575)	(24,756)
Purchases of intangibles	(96)	(2,352)	(929)	(150)
Amount received as a result of government zoning	--	6,553	--	--
Acquisitions, net of cash received	(270)	(4,972)	(8,458)	(1,363)
Purchase of long-term investments	(430)	(30,000)	(126,275)	(20,355)
Payment for shareholder loan to joint venture	--	--	(14,207)	(2,290)
Proceeds from sale of long-term investments	--	--	82,785	13,345
Decrease (increase) in restricted cash	(1,445)	1,562	1,000	161
Net cash used in investing activities	(176,100)	(362,217)	(219,659)	(35,408)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	1,698	6,451	484	78
Proceeds from short-term debt	--	300,000	--	--
Funds advanced from noncontrolling interest holders	1,945	--	--	--
Repayment of funds advanced from noncontrolling interest holders	(4,029)	(240)	(400)	(65)
Acquisition of noncontrolling interest	--	--	(2,042)	(329)
Contribution from noncontrolling interest holders	200	--	--	--
Dividend paid to noncontrolling interest holders	(2,743)	(841)	(369)	(59)
Excess tax benefit from share-based compensation	486	5,319	206	33
Net cash provided by (used in) financing activities	(2,443)	310,689	(2,121)	(342)

Effect of exchange rate changes on cash and cash equivalents	(580)	602	47	8

Net increase in cash and cash equivalents	123,846	79,276	205,561	33,136
Cash and cash equivalents at the beginning of the period	174,138	397,435	476,711	76,844
Cash and cash equivalents at the end of the period	297,984	476,711	682,272	109,980

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended June 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	928,860	74.5%	1,263	0.1%	927,597	74.4%
Selling and marketing expenses	37,252	3.0%	201	0.0%	37,051	3.0%
General and administrative expenses	78,280	6.3%	5,451	0.4%	72,829	5.9%
Pre-opening expenses	50,072	4.0%	--	0.0%	50,072	4.0%
Total operating costs and expenses	1,094,464	87.8%	6,915	0.5%	1,087,549	87.3%
Income from operations	158,250	12.7%	6,915	0.5%	165,165	13.2%

	Quarter Ended June 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	149,729	74.5%	204	0.1%	149,525	74.4%
Selling and marketing expenses	6,005	3.0%	32	0.0%	5,973	3.0%
General and administrative expenses	12,619	6.3%	879	0.4%	11,740	5.9%
Pre-opening expenses	8,071	4.0%	--	0.0%	8,071	4.0%
Total operating costs and expenses	176,424	87.8%	1,115	0.5%	175,309	87.3%
Income from operations	25,509	12.7%	1,115	0.5%	26,624	13.2%

	Quarter Ended March 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	916,982	88.7%	1,350	0.1%	915,632	88.6%
Selling and marketing expenses	31,394	3.0%	163	0.0%	31,231	3.0%
General and administrative expenses	61,344	5.9%	5,419	0.5%	55,925	5.4%
Pre-opening expenses	48,023	4.6%	--	0.0%	48,023	4.6%
Total operating costs and expenses	1,057,743	102.2%	6,932	0.6%	1,050,811	101.6%
Loss from operations	(19,845)	-1.9%	6,932	0.6%	(12,913)	-1.3%

	Quarter Ended June 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	746,557	72.1%	916	0.1%	745,641	72.0%
Selling and marketing expenses	31,947	3.1%	260	0.0%	31,687	3.1%
General and administrative expenses	71,750	6.9%	6,489	0.6%	65,261	6.3%
Pre-opening expenses	55,881	5.4%	--	0.0%	55,881	5.4%
Total operating costs and expenses	906,135	87.5%	7,665	0.7%	898,470	86.8%
Income from operations	129,192	12.5%	7,665	0.7%	136,857	13.2%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	96,331	(13,334)	124,244	20,028
Share-based compensation expenses	7,665	6,932	6,915	1,115
Adjusted net income (loss) attributable to China Lodging Group, Limited (non-GAAP)	103,996	(6,402)	131,159	21,143

Earnings (loss) per share (GAAP)
Basic	0.39	(0.05)	0.50	0.08
Diluted	0.39	(0.05)	0.49	0.08

Earnings (loss) per ADS (GAAP)
Basic	1.57	(0.22)	2.00	0.32
Diluted	1.55	(0.22)	1.97	0.32

Adjusted earnings (loss) per share (non-GAAP)
Basic	0.42	(0.03)	0.53	0.09
Diluted	0.42	(0.03)	0.52	0.08

Adjusted earnings (loss) per ADS (non-GAAP)
Basic	1.70	(0.10)	2.11	0.34
Diluted	1.67	(0.10)	2.08	0.34

Weighted average number of shares used in computation
Basic	244,806	247,955	248,339	248,339
Diluted	248,661	247,955	252,082	252,082

	Quarter Ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB	RMB	RMB	US$
	(in thousands)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	96,331	(13,334)	124,244	20,028
Interest income	(1,014)	(4,653)	(4,838)	(780)
Interest expenses	206	408	320	51
Income tax expense	35,385	(2,791)	47,628	7,678
Depreciation and amortization	111,751	132,085	136,972	22,079
EBITDA (non-GAAP)	242,659	111,715	304,326	49,056
Pre-opening expenses	55,881	48,023	50,072	8,071
Share-based Compensation	7,665	6,932	6,915	1,115
Adjusted EBITDA from operating hotels (non-GAAP)	306,205	166,670	361,313	58,242

	Quarter Ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	1,034,810	1,034,019	1,246,971	201,008
Less: Hotel operating costs	(746,557)	(916,982)	(928,860)	(149,729)
Hotel income (non-GAAP)	288,253	117,037	318,111	51,279

China Lodging Group, Limited
Operational Data
	As of
	June 30, 2013	March 31, 2014	June 30, 2014
Total hotels in operation:	1,216	1,530	1,669
Leased hotels	514	575	590
Manachised hotels	679	944	1,069
Franchised hotels*	23	11	10
Total hotel rooms in operation	132,557	164,192	179,186
Leased hotels	60,729	67,432	69,900
Manachised hotels	69,546	95,465	108,117
Franchised hotels*	2,282	1,295	1,169
Number of cities	213	258	270

* refers to franchised Starway hotels

	For the quarter ended
	June 30, 2013	March 31, 2014	June 30, 2014
Occupancy rate (as a percentage)
Leased hotels	90.4%	84.5%	91.1%
Manachised hotels	92.1%	86.3%	91.2%
Blended	91.3%	85.5%	91.2%
Average daily room rate (in RMB)
Leased hotels	190	179	191
Manachised hotels	176	165	173
Blended	182	171	180
RevPAR (in RMB)
Leased hotels	172	151	174
Manachised hotels	162	143	158
Blended	167	146	164

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,
	2013	2014
Total	959	959
Leased hotels	460	460
Manachised hotels	499	499
Occupancy rate (as a percentage)	95.6%	95.6%
Average daily room rate (in RMB)	185	185
RevPAR (in RMB)	177	176

	Number of hotels in operation
	Net added in Q2 2014	As of June 30, 2014
Economy hotels	118	1,530
HanTing Hotel	96	1,415
Leased hotels	8	489
Manachised hotels	88	926
Hi Inn	22	115
Leased hotels	1	41
Manachised hotels	21	74
Midscale and upscale hotels	21	139
JI Hotel	16	96
Leased hotels	5	56
Manachised hotels	11	40
Starway Hotel	5	41
Leased hotels	1	2
Manachised hotels	5	29
Franchised hotels	(1)	10
Joya Hotel	--	1
Leased hotels	--	1
Manxin Hotels & Resorts	--	1
Leased hotels	--	1
Total	139	1,669

	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,			For the quarter ended June 30,			For the quarter ended June 30,
	2013	2014	2013	2014	yoy change	2013	2014	yoy change	2013	2014	yoy change
Economy hotels	922	922	173	171	-1%	180	179	0%	96%	96%	0%
Leased hotels	435	435	173	171	-1%	184	181	-1%	94%	94%	0%
Manachised hotels	487	487	172	172	-1%	177	178	0%	97%	97%	-1%
Midscale hotels	37	37	268	296	11%	290	309	7%	92%	96%	3%
Leased hotels	25	25	282	317	13%	301	325	8%	94%	98%	4%
Manachised hotels	12	12	225	232	3%	253	257	1%	89%	90%	2%
Total	959	959	177	176	0%	185	185	0%	96%	96%	0%
CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel:  +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com